LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 12, 2025

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Greenspan:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 8, 2025 with respect to Post-Effective Amendment No. 371 to the Trust’s Registration Statement on Form N-1A filed July 10, 2025 (SEC Accession No. 0000894189-25-004951) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering GlacierShares Arctic Circle ETF (the “Fund”) as a new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Principal Investment Strategies

1.Staff Comment: The Staff notes that the third paragraph under the Principal Investment Strategies appears to be a lead in to the eligibility requirements in the bullet points on pages 3 and 4, and as written could suggest there are additional categorizations that are not provided. Please revise the third paragraph to be a lead in to the eligibility requirements in the bullet points.

Response: The paragraph has been deleted and the fourth paragraph has been revised as follows:

“At the time of each quarterly rebalance and reconstitution of the Index, ~~in addition to the minimum liquidity requirements noted above,~~ Index constituents must meet the following investability ~~investibility~~ requirements~~, including~~:”

2.Staff Comment: The Staff notes that Section 1.1.2 of the Index’s Index Guide discloses that limited partnerships and cannabis/marijuana companies are excluded from the Index. Please disclose those exclusions in the Principal Investment Strategies.

Response: The Trust has added the following disclosure to the “ADDITIONAL INFORMATION ABOUT THE FUNDS - Principal Investment Strategies” section:

“Limited partnerships and cannabis companies are not eligible for inclusion in the Index.”

3.Staff Comment: The Staff notes that Section 1.1.3 of the Index’s Index Guide discloses that security listings on exchanges in certain countries are excluded from the Index. Please add disclosure in the Principal Investment Strategies about those screens or ineligibility of certain securities.

Response: The Trust has added the following disclosure to the “ADDITIONAL INFORMATION ABOUT THE FUNDS - Principal Investment Strategies” section:

“As of the date of the Prospectus, security listings on exchanges in the following countries are excluded from the Index: Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates and Vietnam.”

Principal Investment Risks

4.Staff Comment: Please consider reordering the risks to prioritize those risks that are most likely to adversely affect the Fund. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Adviser considers as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

5.Staff Comment: Please disclose in the Concentration Risk whether the Index is currently concentrated in an industry or group of industries.

Response: The Index is not currently concentrated in an industry or group of industries.

6.Staff Comment: With respect to the Sector Risk, the Health Care Sector Risk sub-risk seems to be in contrast to the Fund’s strategy. Please consider replacing with an Industrial Sector Risk sub-risk or add disclosure in the Principal Investment Strategies accordingly.

Response: The Trust responds by replacing the Health Care Sector Risk with an Industrial Sector Risk.

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If you have any questions or require further information, please contact me at chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary
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